APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Armaga Vr, Incorporated is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Armaga Vr, Incorporated is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Armaga Vr, Incorporated competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Armaga Vr, Incorporated's core business or the inability to compete successfully against the with other competitors could negatively affect Armaga Vr, Incorporated's financial performance.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Armaga Vr, Incorporated and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Armaga Vr, Incorporated is a newly established entity and therefore has no operating history from which forecasts could be projected with.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Armaga Vr, Incorporated to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

THE COMPANY MIGHT NEED MORE CAPITAL

Armaga Vr, Incorporated might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Armaga Vr, Incorporated is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

UNINSURED LOSSES

Although Armaga Vr, Incorporated will carry some insurance, Armaga Vr, Incorporated may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Armaga Vr, Incorporated could incur an uninsured loss that could damage its business.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Armaga Vr, Incorporated, and the revenue of Armaga Vr, Incorporated can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Armaga Vr, Incorporated or management), which is responsible for monitoring Armaga Vr, Incorporated's compliance with the law. Armaga Vr, Incorporated will not be required to implement these and other investor protections.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT ARMAGA VR

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Armaga VR's financial performance or ability to continue to operate. In the event Armaga VR ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Armaga VR needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Armaga VR is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Armaga VR fails to generate enough revenue, you could lose some or all of your money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Armaga VR to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.